UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from                      to
Commission file number 1-5129
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOOG INC. RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MOOG INC.
EAST AURORA, NEW YORK 14052-0018
REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signature
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

Financial Statements and
Supplemental Schedule
Moog Inc. Retirement Savings Plan (formerly known as Moog Inc. Savings and Stock Ownership Plan)
Years Ended September 30, 2008 and 2007

Moog Inc. Retirement Savings Plan (formerly known as
Moog Inc. Savings and Stock Ownership Plan)
Financial Statements
and Supplemental Schedule
Years Ended September 30, 2008 and 2007
Contents

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-12

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
EX-23.1
EX-23.2

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Moog Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Moog Inc. Retirement Savings Plan as of and for the year ended September 30, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Moog Inc. Retirement Savings Plan as of September 30, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accounting principles in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended September 30, 2008 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, PC
Buffalo, New York
March 24, 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Moog Inc. Retirement Savings Plan (formerly known as the Moog Inc. Savings and Stock Ownership Plan)
We have audited the accompanying statement of net assets available for benefits of Moog Inc. Retirement Savings Plan (formerly known as the Moog Inc. Savings and Stock Ownership Plan) as of September 30, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Buffalo, New York
March 7, 2008

Moog Inc. Retirement Savings Plan
Statement of Net Assets Available for Benefits

	September 30,
	2008	2007
Assets
Investments at fair value:
Shares of registered investment companies	$143,180,218	$167,302,986
Employer securities	118,901,125	135,135,138
Stable value and common collective trust funds	41,967,705	33,942,206
Common stock	8,247,169	12,176,364
Participant loans receivable	4,308,443	3,562,148
Cash and equivalents	11,722,013	6,351,186

	328,326,673	358,470,028

Receivables:
Participant contributions	1,195,378	1,166,946
Employer contributions	144,542	54,209
Accrued investment income	—	64,610

Total assets	329,666,593	359,755,793

Liabilities
Due to broker for securities purchased, net	—	296,162

Total liabilities	—	296,162

Net assets available for benefits, at fair value	329,666,593	359,459,631
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,914,738	643,267

Net assets available for benefits	$331,581,331	$360,102,898

See accompanying notes.

Moog Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended September 30,
	2008	2007
Additions
Interest	$629,070	$475,830
Dividends	3,190,975	3,142,716
Participant contributions	24,537,117	21,765,102
Employer contributions	2,747,416	1,486,760
Participant rollovers	1,828,452	1,416,070
Transfer from other plans	2,164,027	294,404
Net appreciation in fair value of investments	—	55,404,894

Total additions	35,097,057	83,985,776

Deductions
Distributions	17,540,786	20,400,663
Administrative expenses	116,449	80,261
Net depreciation in fair value of investments	45,961,389	—

Total deductions	63,618,624	20,480,924

Net (decrease) increase	(28,521,567)	63,504,852
Net assets available for benefits at beginning of year	360,102,898	296,598,046

Net assets available for benefits at end of year	$331,581,331	$360,102,898

See accompanying notes.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan (the Plan), formerly known as the Moog Inc. Savings and Stock Ownership Plan, and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
As of September 30, 2008, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees of certain acquired businesses, QuickSet International, Inc., Moog Techtron Corporation and CSA Engineering, Inc., some of which maintain their own defined contribution plans, and those employees of Flo-Tork Inc. who are covered by a collective bargaining agreement.
During the plan years ended September 30, 2008 and 2007, the Company has made employees of certain acquired businesses eligible for the Plan and merged and transferred the assets of their previous plans into the Plan.
Effective April 1, 2008, all employees of ZEVEX Inc. became eligible to participate in the Plan. The ZEVEX, Inc. 401(k) Profit Sharing Plan and its assets have not yet been merged and transferred into the Plan as of September 30, 2008.
Effective January 1, 2008, all employees of Fundamental Technology Solutions, Inc. became eligible to participate in the Plan. Effective March 26, 2008, the Fundamental Technology Solutions, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan and in March 2008, assets of $183,391 were transferred into the Plan.
Effective June 13, 2008, the TCP 401(k) Plan was merged into the Plan and assets of $207,530 were transferred into the Plan.
Effective January 1, 2007, all employees of Flo-Tork Inc. not covered by a collective bargaining agreement became eligible to participate in the Plan. In September 2008, assets of $1,773,106 of employees not covered by a collective bargaining agreement were transferred into the Plan.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
Contributions and Investments
Each eligible participant may make voluntary pretax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. Effective January 1, 2008, the Plan was amended to increase the voluntary salary reduction limit to 40% and to permit an automatic deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers eleven mutual funds, a stable value fund, and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company’s acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for plan participants.
The Company matching contributions (the Company Match) are as follows:
Prior to October 1, 2007, the Company matched 25% of employee contributions invested in Company common stock. The Company Match can be paid in cash or shares of Company common stock, at the Company’s discretion.
Effective October 1, 2007, the Plan was amended to change the Company Match to be 25% of the first 2% of eligible pay that employees contribute. Effective October 1, 2007, the Company Match is invested pursuant to participant allocation elections, which may include Company common stock.
Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was amended to freeze enrollment of new entrants. All new employees hired on or after January 1, 2008 are not eligible to participate in the defined benefit pension plan and, instead, the Company makes a contribution (Retirement Contributions) for those employees to an employee-directed investment fund in the Plan. The Retirement Contributions are based on a percentage of the employee’s eligible compensation and age, and are in addition to the Company Match on voluntary employee contributions.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
The Company gave all current employees participating in the U.S. defined benefit pension plan as of January 1, 2008 the option to either remain in the pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the pension plan as of April 1, 2008 and instead receive the Retirement Contribution in the Plan. The employee elections became effective April 1, 2008.
The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2008 and 2007, the Company has not elected to make any discretionary contributions.
Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching, discretionary contributions and Retirement Contributions if applicable. Plan earnings, losses and fees of the participant’s investment selections are reported in the participant’s account as defined by the Plan. Participant accounts are fully and immediately vested in the participant’s contributions and Company Match. The Retirement Contributions vest 100% after three years of credited service, which is defined as 1,000 hours of service in a plan year. Forfeitures are used to first reduce future Retirement Contributions, secondly to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Effective October 1, 2007, participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan. Transfers to Honeywell common stock are not permitted.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59 1/2. Distribution of a participant’s account balance is also permitted in the event of death, disability, termination of employment, or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70 1/2. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares. Effective February 1, 2007, participants had the option to also receive the balances from their contributions in Company stock in either cash or shares. For distributions of Moog Class B Stock from the Company stock funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
Participant Loans
Loans are limited to the lesser of $50,000 or one-half of the participant’s account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%.
Administrative Expenses
Costs of administering the Plan are borne by the Company, except for loan origination fees and investment management fees, which are paid by the Plan. Loan origination fees are charged to the participant’s account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
Investment Valuation and Income Recognition
The Plan’s assets are invested in the common stock of Moog Inc. (Class A and Class B) through a unitized stock fund, which includes investments in a money market fund for liquidity purposes. Shares of Registered Investment Companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interest in the Stable Value Fund and common collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust. Participant loans receivable are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Recent Accounting Pronouncements
In September 2006, the FASB Issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This standard establishes a single authoritative definition of fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to U.S. generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. As of September 30, 2008, the Plan does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however additional disclosures

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the financial statements.
3. Investments
Net realized and unrealized (depreciation) appreciation in fair value of investments, including investments bought, sold, as well as held during the year is summarized as follows:

	Year Ended September 30,
	2008	2007

Registered Investment Companies	$(35,530,783)	$22,052,755
Stable value and common collective trust funds	1,821,998	1,491,461
Moog Inc. common stock	(8,430,572)	27,863,172
Honeywell International, Inc. common stock	(3,822,032)	3,997,506

	$(45,961,389)	$55,404,894

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	September 30,
	2008	2007
Registered Investment Companies
Eaton Vance Large Cap Value Fund	$28,442,802	$—
Vanguard Institutional Index Fund	22,713,008	27,822,436
American Cap World Growth and Income	19,151,330	22,753,763
American Growth Fund of America	16,620,200	18,496,591
Vanguard Windsor Fund	2,075,460	44,231,060

Stable Value Fund / Collective Common Trust Fund
JPMorgan Stable Value Fund (fair value)	41,967,705	—
JPMorgan Stable Value Fund (contract value)	43,882,443	—
HSBC Collective Trust Stable Return Fund (fair value)	—	33,942,206
HSBC Collective Trust Stable Return Fund (contract value)	—	34,585,473

Moog Inc. Common Stock
Class A	41,255,455	49,304,810
Class B	77,645,670	85,830,328

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended, and in January 2007, a new determination letter application was submitted. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust’s assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
6. The Stable Value Fund
During 2008, the Plan began investing in a fully benefit-responsive synthetic GIC as part of offering the Stable Value Fund (the Fund) investment option to participants. Contributions to this fund are used to purchase units of a collective trust vehicle, which are invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal, however there is no specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise.
The Fund has entered into wrap contracts with insurance companies and financial institutions under which they provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants’ accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2008 and 2007
difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value and, in the future, the crediting rate may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value. Such events are limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund at September 30, 2008 are as follows:

Average yield for synthetic GICs
Based on actual earnings	6.73%
Based on interest rate credited to participants	5.57%
7. Related Party Transactions
Participants of the Plan may elect to invest in Moog Inc. common stock within the Moog Inc. Common Stock Fund. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with JPMorgan, the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment losses from investments sponsored by JPMorgan, Moog Inc. and participant loans amounted to $6,950,861 for the plan year ended September 30, 2008.

Moog Inc. Retirement Savings Plan
EIN #16-0757636            Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
September 30, 2008

		Current
Identity of Issue	Description	Value

Eaton Vance Large Cap Value Fund	Mutual Fund	$28,442,802
Vanguard Institutional Index Fund	Mutual Fund	22,713,008
American Capital World Growth and Income Fund	Mutual Fund	19,151,330
American Growth Fund of America	Mutual Fund	16,620,200
Fidelity Puritan Fund	Mutual Fund	14,766,756
Pimco Total Return Fund	Mutual Fund	10,555,184
American Euro Pacific Growth	Mutual Fund	9,621,872
Baron Small Cap Fund	Mutual Fund	7,221,769
Pimco Real Return Fund	Mutual Fund	7,070,988
Royce Low-Priced Stock Fund	Mutual Fund	4,940,849
Vanguard Windsor Fund	Mutual Fund	2,075,460

Registered Investment Companies Total		143,180,218

*Moog Inc.	Class A Common Stock	41,255,455
*Moog Inc.	Class B Common Stock	77,645,670

Employer Securities Total		118,901,125

U.S. Government	U.S. Treasury Notes maturing at various dates through June 30, 2010 and bearing interest at rates ranging from 2.00% to 2.88%	105,514
*JPMorgan Liquidity Fund	Common Collective Trust Fund	3,692,313
*JPMorgan Intermediate Bond Fund	Common Collective Trust Fund	38,057,409
Wrapper Contracts	Wrapper Contract	112,469

Stable Value Fund Total		41,967,705

Honeywell International, Inc.	Common Stock	8,247,169
*Participant loans receivable	Loans maturing at various dates through October 8, 2013 and bearing interest at rates ranging from 5.00% to 10.25%	4,308,443
*JPMorgan Prime Money Market	Interest-bearing cash and cash equivalents	11,722,013

Total Investments		$328,326,673

*	Denotes a party in interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN
Dated: March 24, 2009	By:	/s/ Joe C. Green
		Name:	Joe C. Green
Plan Administrator

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Freed Maxick & Battaglia, CPAs, PC
23.2	Consent of Ernst & Young, LLP